September 14, 2006

Mail Stop 4561

By Air Mail and Facsimile to 613 9273 6707

Mr. John McFarlane
Chief Executive Officer
Australia and New Zealand Banking Group Limited
100 Queen Street
Melbourne, Victoria 3000
Commonwealth of Australia

Re: Australia and New Zealand Banking Group Limited
Form 20-F for the Fiscal Year Ended September 30, 2005
Filed December 23, 2005
File No. 001-11760

Dear Mr. McFarlane:

        We have reviewed your response letter dated August 11, 2006, and have the following additional comments. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements for the Fiscal Year Ended September 30, 2005

Note 57 – US GAAP Reconciliation

1.   We read your response to prior Comment 3 in our letter dated July 31, 2006, and note you have recorded an adjustment due to inappropriate application of the provisions of the shortcut method for assessing hedge effectiveness provided in paragraph 68 of SFAS 133 to certain cross currency swaps. Please tell us whether you have applied this methodology for assessing hedge effectiveness to other hedging relationships for the purposes of US GAAP. If so, please describe each relationship and tell us in detail how you qualify to use the shortcut method to assess hedge effectiveness.

2.   As a related matter, we note you have recorded an adjustment for the discontinuance of hedge accounting for certain revenue hedges. For each of the revenue related hedging relationships described in Note 38 (page 55), please tell us the following so that we may better understand your accounting treatment:

- the description and specific terms of each hedged item;

- the specific terms of each hedging instrument;

- the specific hedged risk you identify in your documentation;

- the methods you use to assess hedge effectiveness and calculate hedge ineffectiveness for each hedging relationship; and

- any differences that exist in recording this type of hedge in accordance with Australian accounting principles versus US GAAP.

Note 57(xi) – Accounting for the Impairment of Loans, page 112

3.   We read your response to prior Comment 5. We infer from your response that you believe, with regard to accounting for your loan impairment provision, that Australian accounting principles and US GAAP are equivalent and that US GAAP and AIFRS are equivalent, but that Australian accounting principles and AIFRS are not equivalent. Please tell us how you determined that US GAAP is consistent with both Australian accounting principles and AIFRS, but that these two bases are not equivalent.

4.   As a related matter, your response indicates that in order to comply with AIFRS, you have made major enhancements and improvements to add more precision to your estimation process. You indicate that the resulting adjustment is a change in accounting principle for AIFRS, but a change in accounting estimate for US GAAP.   However, it appears that if you are recording such an adjustment upon the implementation of AIFRS due to this change in accounting principle, and if AIFRS and US GAAP are considered to be equivalent, then recording a similar adjustment for US GAAP purposes should also result from a change in accounting principle. SAB 102, issued in July 2001, has very clear and explicit guidance about the development of a systematic methodology for determining the loan loss allowance. Other US GAAP guidance for determining the allowance for loan losses, including the AICPA Audit and Accounting Guide – Depository and Lending Institutions and EITF D-80, has not recently changed. Therefore, the implementation of such an adjustment for purposes of US GAAP reporting suggests that those principles may not have been properly applied in prior years. Please tell us:

- how you concluded that the additional enhancements you made to your process, as outlined in your response to prior comment 5 of our letter dated

July 31, 2006, were not required to have been part of your historical US GAAP methodology for the loan loss allowance;

- in a comparative tabular format, how you determined each portion of the US GAAP allowance before and after your 2005 changes; and

- how you determined that this adjustment does not indicate that there was an error in the prior application of US GAAP.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant